
03019275


RECD S.E.C.
APR 1 - 2003
1086

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bear Stearns Asset Backed Securities, Inc.	0000946812
Exact Name of Registrant As Specified In Charter	Registrant CIK Number
Form 8-K ~~dated~~ For April 1, 2003	No. 333-43091
Electronic Report, Schedule or Registration Statement of which the documents are a part (give period of report)	SEC File Number, if available

____

Name of Person Filing the Document (If Other than the Registrant)

SIGNATURES

Filings Made by the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 1, 2003.

BEAR STEARNS ASSET BACKED SECURITIES, INC.
(Registrant)



By: ______________________
Name: Jonathan Lieberman
Title: Senior Managing Director

PROCESSED
APR 02 2003
THOMSON FINANCIAL

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on __________, 20__ , that the information set forth in this statement is true and complete.

By: ______________________
Name:
Title:



SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


APR 1 - 2003

Form 8-K

Current Report Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 1, 2003

Bear Stearns Asset Backed Securities, Inc.
(Exact name of registrant specified in Charter)

Delaware	333-91334	13-3836437
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

383 Madison Avenue New York, NY	10179
(Address of principal executive offices)	Zip Code

Registrant's telephone, including area code: (212) 272-2000

Not Applicable
(Former name and former address, if changed since last report)

ITEM 5. Other Events

Filing of Supplemental Computational Materials

In connection with the proposed offering of the Bear Stearns Asset Backed Securities, Inc., ABFS Mortgage Loan Trust 2003-1, Mortgage Pass-Through Certificates, Series 2003-1 (the "Certificates"), Bear, Stearns & Co. Inc., as the underwriter (the "Underwriter"), has previously prepared certain materials (the "Computational Materials", which have been previously filed with the Securities and Exchange Commission under Form 8-K on March 25, 2003) and prepared certain supplemental materials (the "Supplemental Computational Materials") for distribution to its potential investors. Although Bear Stearns Asset Backed Securities, Inc. (the "Company") provided the Underwriter with certain information regarding the characteristics of the mortgage loans (the "Mortgage Loans") in the related portfolio, the Company did not participate in the preparation of the Computational Materials or the Supplemental Computational Materials.

For purposes of this Form 8-K, "Computational Materials" and "Supplemental Computational Materials", collectively, shall mean the Series 2003-1 term sheet, computer generated tables and/or charts displaying, with respect to the Notes, any of the following: yield; average life; duration, expected maturity; interest rate sensitivity; loss sensitivity; cash flow characteristics; background information regarding the Mortgage Loans; the proposed structure; decrement tables; or similar information (tabular or otherwise) of a statistical, mathematical, tabular or computational nature. The Supplemental Computational Materials are attached hereto as Exhibit 99.1.

ITEM 7. Financial Statements and Exhibits

(a) Not applicable.

(b) Not applicable.

(c) Exhibits:

99.1 The ABFS Mortgage Loan Trust 2003-1 Supplemental Computational Materials, filed on Form 8-K dated April 1, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES, INC.

Date: April 1, 2003

By: /S/ JONATHAN LIEBERMAN
Name: Jonathan Lieberman
Title: Senior Managing Director

INDEX TO EXHIBITS

Paper (P) or Exhibit No.	Description	Paper (P) or Electronic (E)
(99.1)	The ABFS Mortgage Loan Trust 2003-1 Supplemental Computational Materials, filed on Form 8-K dated April 1, 2003	P

BEAR STEARNS

ATLANTA • BOSTON • CHICAGO
DALLAS • DC • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFORT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, New York 10179
(212) 272-2000; (212) 272-7294 fax

ABFS Mortgage Pass-Through Certificates, Series 2003-1: *Computational Materials – 3/28/03*

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, seller or servicer, and although it may be based on data supplied to it by an issuer, seller or servicer, none of the issuer, seller or servicer makes any representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear, Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

ABFS Mortgage Loan Trust 2003-1

$[450,000,000] (Approximate)

Issuer:	ABFS Mortgage Loan Trust 2003-1.
Title of Securities:	ABFS Mortgage Loan Trust 2003-1, Mortgage Pass-Through Certificates, Series 2003-1, Class A certificates, Class M certificates and Class A-IO certificates (collectively, the "Certificates").
Seller:	ABFS 2003-1, Inc., a Delaware corporation, will be the seller of the mortgage loans.
Servicer:	American Business Credit, Inc., will be the servicer of the mortgage loans.
Subservicers:	Upland Mortgage and American Business Mortgage Services, Inc. will act as subservicers with respect to the mortgage loans.
Originators:	American Business Credit, Inc., HomeAmerican Credit, Inc. d/b/a Upland Mortgage and American Business Mortgage Services, Inc. originated or purchased the mortgage loans.
Depositor:	Bear Stearns Asset Backed Securities, Inc.
Certificate Insurer:	Radian Asset Assurance ("Radian" or the "Certificate Insurer"). Radian's claims-paying ability is rated "AA" by Standard & Poor's Rating Services and Fitch, Inc.
Certificate Insurance Policy:	The Certificate Insurance Policy will provide 100% coverage of timely interest and ultimate principal payments due on the Class M Certificates only.
Lead Underwriter:	Bear, Stearns & Co. Inc.
Co-Manager:	Credit Suisse First Boston
Trustee and Collateral Agent:	JPMorgan Chase (the "Trustee")
Statistical Calculation Date:	[February 11, 2003]
Cut-Off Date:	Close of business on [February 28, 2003]
Closing Date:	March [31], 2003
The Certificates:	Approximately $[450,000,000] Mortgage Pass-Through Certificates, Series 2003-1, are being offered. The Certificates will be issued pursuant to a Pooling and Servicing Agreement to be dated as of March [1], 2003, by and among the Depositor, the Servicer and the Trustee.

ABFS Mortgage Loan Trust 2003-1

Characteristics of the Certificates [(a), (b), (c)]

Offered Securities	Original Principal Balance*	Coupon(d)	Avg Life to Call (years)	Principal Lockout (months)	Principal Window (months)	Final Sch. Maturity Date(e)(f)	Ratings(g)
Class A**	$[387,000,000]	Fixed	[2.90]	None	[104]	[8/15/33]	Moody's / S&P Aaa / AAA
Class M***	$[63,000,000]	1M Libor Floater	[5.74]	[36]	[68]	[8/15/33]	Fitch / S&P AA / AA
Class A-IO***	(h)	Fixed	n/a	n/a	n/a	[9/15/05]	Moody's / S&P Aaa / AAA

* Balances subject to a 10% variance.

**** Not Offered Securities.**

****** Bear Stearns is Sole Manager.**

Note:
(a) Prepayment Assumption: 23% HEP (2.3% CPR in month 1, plus an additional 2.3% per annum in each month thereafter until month 10; on and after month 10, 23% CPR).
(b) Transaction priced to 10% clean-up call.
(c) 100% P&I guaranty on the Class M Certificates by Certificate Insurer (Radian);
(d) The coupon applicable to the Class A Certificates will increase by [0.50]% per annum and the margin applicable to the Class M Certificates will increase to [1.5]x initial if the 10% clean-up call is not exercised. The Class A Certificates will be subject to a Net WAC Cap as described herein. The Class M Certificates will be subject to an available funds cap as described herein (schedule attached below).
(e) For the Class A and Class M Certificates, it was assumed that the final scheduled maturity date would be the payment date in the sixth month following the maturity date of the mortgage loan with the latest maturity date.
(f) Due to losses and prepayments on the mortgage loans, the actual final maturity date for each class of Certificates may occur substantially earlier than the dates listed above.
(g) Moody's is not expected to rate the Class M Certificates and Fitch is not expected to rate the Class A Certificates and Class A-IO Certificates.
(h) The Class A-IO Certificates pay interest only based on a fixed coupon of [4.00]% on a notional balance for the [April 2003] through [September 2005] payment dates (30 months). The Class A-IO Certificates will only be entitled to interest on these payment dates. The Class A-IO Certificates do not have a principal balance. The notional balance will initially equal $[118,125,000] and will decrease according to a schedule as described in these computational materials.

Offering: The Certificates will be issued publicly from the Depositor's shelf registration.

Mortgage Loan Pool: The statistical information presented in these computational materials is a projection of the expected collateral pool and reflects the pool of mortgage loans existing as of the statistical calculation date. The aggregate outstanding principal balance of the mortgage loans as of the statistical calculation date is approximately $[230,818,046.85] and will consist of business or consumer purpose residential home equity loans.

The actual collateral will be accumulated before the Closing Date to reach the expected closing pool balance of approximately $[450,000,000.00]. The characteristics of such additional collateral are not expected to be materially different from the collateral information presented herein.

Distribution Date: The 15th day of each month (or the next succeeding business day), commencing in April 2003.

Stepdown Date: The later to occur of (x) the Distribution Date in [April 2006] (i.e., the 37th Distribution Date) and (y) the first distribution date on which the current pool principal balance (after giving effect to distributions on that distribution date) has been reduced to less than 50.00% of the initial pool principal balance.

Net WAC Cap:

The Class A and Class M Certificates will be subject to a rate cap. The Net WAC Cap will be equal to the weighted average of the loan rates on the mortgage loans, less an adjustment (expressed as a per annum rate) for the servicing fee, the back-up servicing fee, the interest payable on the Class A-IO Certificates, the fee payable to the Trustee and in the case of the Class M Certificates only, the premium payable to the Certificate Insurer.

Priority of Payments:

On each Distribution Date, principal and interest collections, will be allocated in the follo wing order of priority:

(1) To pay the Servicer the servicing fee (to the extent such fee was not retained by the Servicer from collections);
(2) To pay the Trustee any fees then due to it;
(3) To pay the back-up servicer the back-up servicing fee and any amounts owing to the back-up servicer in connection with the transfer of servicing after the resignation or removal of the Servicer;
(4) To pay the Certificate Insurer the premium for the policy;
(5) To pay accrued and unpaid interest due on the Certificates, pro rata;
(6) To pay the Principal Distribution Amount to the Class A Certificates (which shall include the amount necessary to reduce the balance of the Certificates to the extent necessary to reach the required level of overcollateralization);
(7) To pay the Certificate Insurer any reimbursement amount then due and owing thereto;
(8) To pay the Principal Distribution Amount to the Class M Certificates (which shall include the amount necessary to reduce the balance of the Certificates to the extent necessary to reach the required level of overcollateralization);
(9) To pay any interest carryforward amount arising from the Net WAC cap to the Class A Certificates and the Class M Certificates, in that order;
(10) To the Trustee and the back-up servicer, any outstanding expenses due to either of them and not otherwise paid or reimbursed by the Servicer;
(11) To the Servicer for reimbursement of any nonrecoverable periodic advances and servicing advances; and
(12) Any remaining amounts to the holders of the non-offered subordinate Certificates.

Prior to the Stepdown Date (i.e., for the first 36 periods), or if a trigger event is in effect, payments of principal to the Certificates will be paid sequentially to Class A and Class M Certificates in each case until the outstanding certificate balance of that class has been reduced to zero.

After the Stepdown Date, in [April 2006], and as long as a trigger event is not in effect principal will be paid concurrently to the Class A and Class M Certificates each based on their pro-rata share.

ABFS Mortgage Loan Trust 2003-1

Subordination Summary:

Prior to the Stepdown Date:

Offered Certificates	Initial Expected Subordination Target [(a)]	Initial Overcollateralization Target[(b)]	Expected Total Credit Enhancement
Class A Certificates	[14.00]%	[5.50]%	[19.50]%
Class M Certificates	[0.00]%	[5.50]%	[5.50]%

(a) Represents the expected amount of subordination for each class of Certificates as of the Closing Date. These figures do not include the overcollateralization amount that exists on the Closing Date.
(b) The overcollateralization amount will equal [0.00]% as of the Closing Date. Excess spread, if available, will be applied to make accelerated payments of principal until the overcollateralization amount equals the targeted overcollateralization amount, which is equal to [5.50]% of the initial collateral amount.

On or after the Stepdown Date:

Offered Certificates	Expected Subordination Target[(a)]	Overcollateralization Target[(b)]	Total Credit Enhancement
Class A Certificates	[28.00]%	[11.00]%	[39.00]%
Class M Certificates	[0.00]%	[11.00]%	[11.00]%

(a) Represents the expected amount of subordination for each class of Certificates after the Stepdown Date.
(b) On or after the Stepdown Date, the target overcollateralization amount is allowed to step down to the targeted percentage of the then current collateral amount, subject to a floor of [0.50%] of the initial pool principal balance.

ERISA Eligibility: The Certificates may be purchased by employee benefit plans that are subject to ERISA.

SMMEA Treatment: The Certificates will not constitute "mortgage related securities" for purposes of SMMEA.

Class A-IO Scheduled Notional Balance: Means the applicable amount set forth in the following schedule:

Distribution Date	Class A-IO Scheduled Notional Balance	Distribution Date	Class A-IO Scheduled Notional Balance
April 2003	$118,125,000	August 2004	$92,362,500
May 2003	$118,125,000	September 2004	$92,362,500
June 2003	$118,125,000	October 2004	$91,350,000
July 2003	$117,562,500	November 2004	$91,350,000
August 2003	$117,562,500	December 2004	$91,350,000
September 2003	$117,562,500	January 2005	$72,337,500
October 2003	$112,106,250	February 2005	$72,337,500
November 2003	$112,106,250	March 2005	$72,337,500
December 2003	$112,106,250	April 2005	$57,375,000
January 2004	$105,975,000	May 2005	$57,375,000
February 2004	$105,975,000	June 2005	$57,375,000
March 2004	$105,975,000	July 2005	$48,937,500
April 2004	$98,718,750	August 2005	$48,937,500
May 2004	$98,718,750	September 2005	$48,937,500
June 2004	$98,718,750	October 2005 and thereafter	$0
July 2004	$92,362,500		

Senior Enhancement Percentage: Means, with respect to any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the principal balance of the Class M Certificates and (ii) the overcollateralization amount by (y) the aggregate stated principal balance of the mortgage loans as at the end of the preceding due period.

Delinquency Trigger Event: Means, with respect to any Distribution Date, the event that occurs when the three-month rolling average of the mortgage loans that are 60+ days delinquent exceeds 45% of the Senior Enhancement Percentage. Mortgage loans 60+ days delinquent for the three preceding Due Periods include the sum of all mortgage loans that are (i) 60+ days delinquent, (ii) in foreclosure, (iii) REO Property and (iv) in bankruptcy and are 60+ days delinquent.

Cumulative Loss Trigger Event: Means, with respect to any Distribution Date, the event that occurs if the percentage obtained by dividing (x) the aggregate amount of Liquidated Loan Losses incurred from the initial Cut-Off Date through the last day of the related Due Period by (y) the aggregate pool principal balance exceeds the following percentages with respect to such Distribution Date:

Distribution Date	Loss Percentage
April 2006-March 2006	2.75% for the first month, plus an additional 1/12 of 1.75% for each month thereafter
April 2007-March 2007	4.50% for the first month, plus an additional 1/12 of 1.50% for each month thereafter
April 2008-March 2008	6.00% for the first month, plus an additional 1/12 of 1.00% for each month thereafter
April 2009-March 2009	7.00% for the first month, plus an additional 1/12 of 0.25% for each month thereafter
April 2010 and thereafter	7.25%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

COLLATERAL SUMMARY

Mortgage Loans

Statistical Calculation Date	2/11/2003
Total Outstanding Balance:	$230,818,046.85
Number of Mortgage Loans:	2,522
Average Remaining Balance:	$91,521.83 (range: $6,247.64 - $550,000.00)
WA Loan Rate:	10.332 % (range: 6.250% - 16.990%)
Original Weighted Average Term:	270 months
Remaining Weighted Average Term:	269 months
Lien Position:	86.01% first, 13.99% second.
WA Original CLTV Ratio:	76.73% (range: 7.07% - 100.00%)
WA Junior Ratio:	32.14%
WA DTI Ratio:	41.10%
WA FICO Score:	582
Documentation:	88.78% full documentation, 9.35% no documentation, 1.87% limited documentation.
Loan Purpose:	36.68% cash out, 42.00% debt consolidation, 6.65% rate/term refinance, 3.22% working capital, 2.94% home purchase, 5.07% home improvement, 3.43% other.
Property Type:	69.98% single family, 13.48% 2-4 family, 4.48% planned unit development, 4.72% condominium, 1.77% mixed use, 3.09% townhouse, 0.66% mobile home, 1.70% commercial use, 0.02% multi-family (greater than 4), 0.09% other.
Owner Occupancy:	92.61% owner occupied
Geographic Distribution: **(all states >= 5.00%)**	NY (21.57%), NJ (12.87%), MA (9.28%), FL (7.70%), PA (7.28%), MI (5.63%).

ABFS Mortgage Loan Trust 2003-1

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Set forth below is a description of certain characteristics of the Mortgage Loans as of the Statistical Calculation Date. Unless otherwise specified, all principal balances of the Mortgage Loans are as of the Statistical Calculation Date and are rounded to the nearest dollar. All percentages are approximate percentages by aggregate principal balance as of the Statistical Calculation Date (except as indicated otherwise).

Distribution by Property Type

Property Type	Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
Single Family	1,841	$ 161,532,696.81	69.98%
2-4 Family	232	31,121,302.02	13.48%
Planned Unit Development	109	10,348,273.12	4.48%
Condominium	133	10,894,182.94	4.72%
Mixed Use	43	4,075,133.88	1.77%
Townhouse	102	7,143,510.42	3.09%
Mobile Home	24	1,512,123.21	0.66%
Commercial Use	34	3,919,916.44	1.70%
Multi-Family (greater than 4)	1	54,000.00	0.02%
	3	216,908.01	0.09%
Total	**2,522**	**$230,818,046.85**	**100.00%**

Distribution by Occupancy Status

Occupancy Status (as indicated by Borrower)	Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
Owner Occupied	2,328	$ 213,762,970.85	92.61%
Non-Owner Occupied	119	8,451,259.57	3.66%
Other	58	6,475,995.58	2.81%
Second Home	17	2,127,820.85	0.92%
Total	**2,522**	**$230,818,046.85**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Distribution of Current Principal Balances

Range of Current Principal Balances ($)			Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
$0.01	to	$25,000.00	308	$ 5,843,134.36	2.53%
$25,000.01	to	$50,000.00	618	23,369,353.15	10.12%
$50,000.01	to	$75,000.00	459	28,592,023.99	12.39%
$75,000.01	to	$100,000.00	297	26,366,762.57	11.42%
$100,000.01	to	$125,000.00	230	25,873,327.64	11.21%
$125,000.01	to	$150,000.00	156	21,344,734.17	9.25%
$150,000.01	to	$175,000.00	119	19,336,872.52	8.38%
$175,000.01	to	$200,000.00	89	16,819,040.59	7.29%
$200,000.01	to	$225,000.00	75	15,974,943.42	6.92%
$225,000.01	to	$250,000.00	62	14,716,160.50	6.38%
$250,000.01	to	$275,000.00	41	10,811,819.70	4.68%
$275,000.01	to	$300,000.00	39	11,262,895.99	4.88%
$300,000.01	to	$350,000.00	24	8,025,171.58	3.48%
$400,000.01	to	$450,000.00	3	1,409,806.67	0.61%
$500,000.01	to	$550,000.00	2	1,072,000.00	0.46%
		Total	**2,522**	**$230,818,046.85**	**100.00%**

The average principal balance of the Mortgage Loans as of the Statistical Calculation Date is approximately $91,521.83.

Distribution of Original Principal Balances

Range of Original Principal Balances ($)			Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
$0.01	to	$25,000.00	308	$ 5,843,134.36	2.53%
$25,000.01	to	$50,000.00	618	23,369,353.15	10.12%
$50,000.01	to	$75,000.00	459	28,592,023.99	12.39%
$75,000.01	to	$100,000.00	297	26,366,762.57	11.42%
$100,000.01	to	$125,000.00	230	25,873,327.64	11.21%
$125,000.01	to	$150,000.00	156	21,344,734.17	9.25%
$150,000.01	to	$175,000.00	118	19,162,231.50	8.30%
$175,000.01	to	$200,000.00	90	16,993,681.61	7.36%
$200,000.01	to	$225,000.00	75	15,974,943.42	6.92%
$225,000.01	to	$250,000.00	62	14,716,160.50	6.38%
$250,000.01	to	$275,000.00	41	10,811,819.70	4.68%
$275,000.01	to	$300,000.00	39	11,262,895.99	4.88%
$300,000.01	to	$400,000.00	24	8,025,171.58	3.48%
$400,000.01	to	$500,000.00	3	1,409,806.67	0.61%
$500,000.01	to	$600,000.00	2	1,072,000.00	0.46%
		Total	**2,522**	**$230,818,046.85**	**100.00%**

The average original balance of the Mortgage Loans as of the Statistical Calculation Date is approximately $91,573.05.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Distribution by Original Combined Loan-to-Value Ratios

Range of Original Combined Loan-to-Value Ratios (%)				Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
0.01%	to	40.00%		117	$ 6,111,407.13	2.65%
40.01%	to	50.00%		108	8,324,531.10	3.61%
50.01%	to	60.00%		162	15,312,880.16	6.63%
60.01%	to	70.00%		336	30,442,046.48	13.19%
70.01%	to	80.00%		704	72,571,473.15	31.44%
80.01%	to	90.00%		905	91,511,989.72	39.65%
90.01%	to	100.00%		190	6,543,719.11	2.84%
			Total	**2,522**	**$230,818,046.85**	**100.00%**

The minimum and maximum original combined loan-to-value ratios of the Mortgage Loans as of the Statistical Calculation Date are approximately 7.07% and 100.00%, respectively, and the weighted average original combined loan-to-value ratio of the Mortgage Loans as of the Statistical Calculation Date is approximately 76.73%.

Distribution by Geographical Distributions

Location		Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
New York		353	$ 49,793,785.67	21.57%
New Jersey		299	29,700,300.32	12.87%
Massachusetts		151	21,413,605.74	9.28%
Florida		215	17,780,443.53	7.70%
Pennsylvania		263	16,799,851.29	7.28%
Michigan		198	12,997,141.00	5.63%
Illinois		141	11,340,585.64	4.91%
Ohio		177	10,067,012.14	4.36%
Virginia		87	8,239,836.41	3.57%
North Carolina		96	6,967,722.69	3.02%
Maryland		69	6,840,722.01	2.96%
Connecticut		51	5,801,528.42	2.51%
Rhode Island		49	4,914,825.59	2.13%
Other		373	28,160,686.40	12.20%
	Total	**2,522**	**$230,818,046.85**	**100.00%**

Number of States Represented: 30

The reference to "Other" in the preceding table includes states with under 2.00% individual concentrations of the Mortgage Loans.

ABFS Mortgage Loan Trust 2003-1

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Distribution by Junior Ratios[1][2][3]

Range of Junior Ratios (%)				Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
.001%	to	10.000%		39	$ 648,634.76	2.01%
10.001%	to	20.000%		312	9,775,267.00	30.28%
20.001%	to	30.000%		217	8,730,205.49	27.04%
30.001%	to	40.000%		84	4,452,811.30	13.79%
40.001%	to	50.000%		48	3,519,269.32	10.90%
50.001%	to	60.000%		21	1,650,423.41	5.11%
60.001%	to	70.000%		10	1,285,140.39	3.98%
70.001%	to	80.000%		5	1,168,892.00	3.62%
80.001%	to	90.000%		7	878,262.11	2.72%
90.001%	to	100.000%		3	173,974.73	0.54%
			Total	**746**	**$32,282,880.51**	**100.00%**

(1) The junior ratio of a Mortgage Loan is the ratio (expressed as a percentage) of the outstanding balance of such mortgage loan to the sum of such outstanding balance and the outstanding balance of any senior mortgage computed as of the date such mortgage loan is underwritten.

(2) The weighted average junior ratio of the Mortgage Loans as of the Statistical Calculation Date is approximately 32.14%.

(3) Includes only the Mortgage Loans secured by second liens.

Distribution of Gross Interest Rates

Range of Gross Interest Rates (%)				Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
6.001%	to	7.000%		25	$ 4,340,281.15	1.88%
7.001%	to	8.000%		106	18,865,023.10	8.17%
8.001%	to	9.000%		376	53,318,004.85	23.10%
9.001%	to	10.000%		471	48,330,978.11	20.94%
10.001%	to	11.000%		479	38,648,081.49	16.74%
11.001%	to	12.000%		472	32,427,777.21	14.05%
12.001%	to	13.000%		348	16,388,862.64	7.10%
13.001%	to	14.000%		88	3,742,688.61	1.62%
14.001%	to	15.000%		8	1,215,046.23	0.53%
15.001%	to	16.000%		16	1,845,600.20	0.80%
16.001%	to	17.000%		133	11,695,703.26	5.07%
			Total	**2,522**	**$230,818,046.85**	**100.00%**

The weighted average loan rate of the Mortgage Loans as of the Statistical Calculation Date is approximately 10.332%.

ABFS Mortgage Loan Trust 2003-1

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Distribution of Remaining Term to Maturity

Range of Remaining Term (in months)		Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
0 to 60		22	$ 1,278,271.41	0.55%
61 to 120		104	5,268,895.93	2.28%
121 to 180		1,022	73,124,778.75	31.68%
181 to 240		513	42,521,413.16	18.42%
241 to 300		117	14,376,717.47	6.23%
301 to 360		744	94,247,970.13	40.83%
	Total	**2,522**	**$230,818,046.85**	**100.00%**

The weighted average remaining term to scheduled maturit y of the Mortgage Loans as of the Statistical Calculation Date is approximately 269 months.

Distribution of Original Term to Maturity

Range of Original Term (in months)		Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
0 to 60		22	$ 1,278,271.41	0.55%
61 to 120		104	5,268,895.93	2.28%
121 to 180		1,022	73,124,778.75	31.68%
181 to 240		513	42,521,413.16	18.42%
241 to 300		117	14,376,717.47	6.23%
301 to 360		744	94,247,970.13	40.83%
	Total	**2,522**	**$230,818,046.85**	**100.00%**

The weighted average original term to scheduled mat urity of the Mortgage Loans as of the Statistical Calculation Date is approximately 270 months.

Distribution by Origination Year

Origination Year		Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
2003		1,271	$116,216,853.01	50.35%
2002		1,251	114,601,193.84	49.65%
	Total	**2,522**	**$230,818,046.85**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Distribution by Lien Status

Lien Status		Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
First		1,776	$ 198,535,166.34	86.01%
Second		746	32,282,880.51	13.99%
	Total	**2,522**	**$230,818,046.85**	**100.00%**

Distribution by Debt-to-Income Ratios

Range of Debt-to-Income Ratios (%)		Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
0.001% to 5.000%		4	$ 433,181.35	0.19%
5.001% to 10.000%		10	959,580.80	0.42%
10.001% to 15.000%		40	2,644,109.47	1.15%
15.001% to 20.000%		75	5,927,078.21	2.57%
20.001% to 25.000%		138	10,400,120.52	4.51%
25.001% to 30.000%		188	13,434,037.68	5.82%
30.001% to 35.000%		275	23,421,925.44	10.15%
35.001% to 40.000%		332	27,605,610.37	11.96%
40.001% to 45.000%		543	49,853,638.96	21.60%
45.001% to 50.000%		601	61,136,752.14	26.49%
50.001% to 55.000%		294	32,239,954.22	13.97%
55.001% and greater		22	2,762,057.69	1.20%
	Total	**2,522**	**$230,818,046.85**	**100.00%**

The weighted average debt-to-income ratio of the Mortgage Loans as of the Statistical Calculation Date is approximately 41.10%.

Distribution by Documentation Type

Documentation		Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
Full Documentation		2,315	$ 204,917,614.11	88.78%
No Documentation		168	21,572,597.80	9.35%
Limited Documentation		39	4,327,834.94	1.87%
	Total	**2,522**	**$230,818,046.85**	**100.00%**

ABFS Mortgage Loan Trust 2003-1

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Distribution by Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
Cash Out	727	$ 84,663,475.84	36.68%
Debt Consolidation	1,241	96,940,951.68	42.00%
Rate/Term Refinance	160	15,351,230.63	6.65%
Working Capital	75	7,432,619.78	3.22%
Purchase	59	6,791,672.31	2.94%
Home Improvement	167	11,710,736.52	5.07%
Other	93	7,927,360	3.43%
Total	**2,522**	**$230,818,046.85**	**100.00%**

Distribution by Credit Scores as of the Date of Origination of the Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
440 to 459	2	$ 207,929.43	0.09%
460 to 479	19	1,503,399.25	0.65%
480 to 499	41	3,023,595.38	1.31%
500 to 519	264	26,762,340.69	11.59%
520 to 539	330	33,089,028.03	14.34%
540 to 559	285	28,439,816.32	12.32%
560 to 579	277	25,870,301.77	11.21%
580 to 599	267	26,117,440.01	11.32%
600 to 619	291	23,626,370.31	10.24%
620 to 639	267	22,464,954.42	9.73%
640 to 659	202	16,293,814.52	7.06%
660 to 679	141	11,190,193.11	4.85%
680 to 699	59	6,005,663.66	2.60%
700 to 719	30	2,962,408.44	1.28%
720 to 739	15	1,290,922.59	0.56%
740 to 759	13	918,036.28	0.40%
760 to 779	3	194,736.34	0.08%
780 to 799	4	184,988.77	0.08%
Not Available	12	672,107.53	0.29%
Total	**2,522**	**$230,818,046.85**	**100.00%**

Of the Mortgage Loans with available credit scores, the weighted average credit score of the Mortgage Loans as of the Statistical Calculation Date is approximately 582.

ABFS Mortgage Loan Trust 2003-1

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Distribution by Delinquency Status

Number of Days Delinquent	Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
Current	2,522	$ 230,818,046.85	100.00%
Total	**2,522**	**$230,818,046.85**	**100.00%**

Amortization Type

Amortization Type	Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
Fully Amortizing	1,453	$139,363,121.38	60.38%
Balloon Loans	1,069	91,454,925.47	39.62%
Total	**2,522**	**$230,818,046.85**	**100.00%**

Home Equity/Business

Type	Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
Home Equity	2,357	$ 214,599,780.70	92.97%
Business	165	16,218,266.15	7.03%
Total	**2,522**	**$230,818,046.85**	**100.00%**

SENSITIVITY TABLES
(to call)

Class A (to call)

% HEP	0%	15%	20%	23%	30%	35%
Average Life (years)	14.79	4.29	3.31	2.90	2.21	1.83
Modified Duration (years)	10.54	3.67	2.92	2.60	2.02	1.70
First Principal Payment	4/15/2003	4/15/2003	4/15/2003	4/15/2003	4/15/2003	4/15/2003
Last Principal Payment	5/15/2030	2/15/2016	2/15/2013	11/15/2011	10/15/2009	10/15/2008
Principal Lockout (months)	0	0	0	0	0	0
Principal Window (months)	326	155	119	104	79	67
Illustrative Yield @ Par (30/360)	3.79%	3.77%	3.76%	3.75%	3.73%	3.72%

Class M (to call)

% HEP	0%	15%	20%	23%	30%	35%
Average Life (years)	21.65	8.61	6.58	5.74	4.58	4.21
Modified Duration (years)	15.89	7.45	5.87	5.19	4.22	3.91
First Principal Payment	7/15/2020	7/15/2007	7/15/2006	4/15/2006	5/15/2006	6/15/2006
Last Principal Payment	5/15/2030	2/15/2016	2/15/2013	11/15/2011	10/15/2009	10/15/2008
Principal Lockout (months)	207	51	39	36	37	38
Principal Window (months)	119	104	80	68	42	29
Illustrative Yield @ Par (Act/360)	2.83%	2.83%	2.83%	2.83%	2.83%	2.83%

Class A-IO (to call)

% CPR	60%	61%	62%	63%	64%	65%
Modified Duration (years)	1.03	1.03	1.03	1.02	1.01	1.01
Illustrative Yield @ 4.00%	3.97%	3.86%	1.88%	-0.35%	-2.96%	-3.97%

ABFS Mortgage Loan Trust 2003-1

SENSITIVITY TABLES
(to maturity)

Class A (to maturity)

% HEP	0%	15%	20%	23%	30%	35%
Average Life (years)	14.89	4.53	3.54	3.12	2.38	1.98
Modified Duration (years)	10.57	3.81	3.07	2.75	2.15	1.81
First Principal Payment	4/15/2003	4/15/2003	4/15/2003	4/15/2003	4/15/2003	4/15/2003
Last Principal Payment	1/15/2033	5/15/2026	11/15/2021	7/15/2020	7/15/2017	4/15/2015
Principal Lockout (months)	0	0	0	0	0	0
Principal Window (months)	358	278	224	208	172	145
Illustrative Yield @ Par (30/360)	3.80%	3.79%	3.78%	3.78%	3.77%	3.75%

Class M (to maturity)

% HEP	0%	15%	20%	23%	30%	35%
Average Life (years)	21.92	9.20	7.18	6.27	4.98	4.54
Modified Duration (years)	16.02	7.85	6.30	5.58	4.54	4.19
First Principal Payment	7/15/2020	7/15/2007	7/15/2006	4/15/2006	5/15/2006	6/15/2006
Last Principal Payment	11/15/2032	8/15/2022	7/15/2020	10/15/2018	2/15/2015	4/15/2013
Principal Lockout (months)	207	51	39	36	37	38
Principal Window (months)	149	182	169	151	106	83
Illustrative Yield @ Par (Act/360)	2.83%	2.87%	2.88%	2.88%	2.88%	2.88%

ABFS Mortgage Loan Trust 2003-1

AVAILABLE FUNDS CAP – Notional Balance

Available Funds Cap is priced to 18% HEP, with a 4.00% strike price, with a notional balance schedule (outlined below).

Period	Date	Notional Balance
1	4/15/03	$63,000,000.00
2	5/15/03	$63,000,000.00
3	6/15/03	$63,000,000.00
4	7/15/03	$63,000,000.00
5	8/15/03	$63,000,000.00
6	9/15/03	$63,000,000.00
7	10/15/03	$63,000,000.00
8	11/15/03	$63,000,000.00
9	12/15/03	$63,000,000.00
10	1/15/04	$63,000,000.00
11	2/15/04	$63,000,000.00
12	3/15/04	$63,000,000.00
13	4/15/04	$63,000,000.00
14	5/15/04	$63,000,000.00
15	6/15/04	$63,000,000.00
16	7/15/04	$63,000,000.00
17	8/15/04	$63,000,000.00
18	9/15/04	$63,000,000.00
19	10/15/04	$63,000,000.00
20	11/15/04	$63,000,000.00
21	12/15/04	$63,000,000.00
22	1/15/05	$63,000,000.00
23	2/15/05	$63,000,000.00
24	3/15/05	$63,000,000.00
25	4/15/05	$63,000,000.00
26	5/15/05	$63,000,000.00
27	6/15/05	$63,000,000.00
28	7/15/05	$63,000,000.00
29	8/15/05	$63,000,000.00
30	9/15/05	$63,000,000.00
31	10/15/05	$63,000,000.00
32	11/15/05	$63,000,000.00
33	12/15/05	$63,000,000.00
34	1/15/06	$63,000,000.00
35	2/15/06	$63,000,000.00
36	3/15/06	$63,000,000.00
37	4/15/06	$63,000,000.00
38	5/15/06	$63,000,000.00
39	6/15/06	$63,000,000.00
40	7/15/06	$63,000,000.00
41	8/15/06	$63,000,000.00
42	9/15/06	$63,000,000.00
43	10/15/06	$63,000,000.00
44	11/15/06	$62,184,599.92
45	12/15/06	$61,094,051.75
46	1/15/07	$60,021,910.88
47	2/15/07	$58,967,871.47
48	3/15/07	$57,931,632.75
49	4/15/07	$56,912,898.90
50	5/15/07	$55,911,378.99
51	6/15/07	$54,926,786.89
52	7/15/07	$53,958,841.18
53	8/15/07	$53,007,265.09
54	9/15/07	$52,071,786.44
55	10/15/07	$51,152,137.50
56	11/15/07	$50,248,055.01
57	12/15/07	$49,359,280.02
58	1/15/08	$48,485,557.84
59	2/15/08	$47,626,638.04
60	3/15/08	$46,782,274.28
61	4/15/08	$45,952,224.30
62	5/15/08	$45,136,249.85
63	6/15/08	$44,334,116.61
64	7/15/08	$43,545,594.11
65	8/15/08	$42,770,455.71
66	9/15/08	$42,008,478.50
67	10/15/08	$41,259,443.28
68	11/15/08	$40,523,134.42
69	12/15/08	$39,799,339.90
70	1/15/09	$39,087,851.16
71	2/15/09	$38,388,463.13
72	3/15/09	$37,700,974.11
73	4/15/09	$37,025,185.71
74	5/15/09	$36,360,902.87
75	6/15/09	$35,707,933.69
76	7/15/09	$35,066,089.48
77	8/15/09	$34,435,184.68
78	9/15/09	$33,815,036.77
79	10/15/09	$33,205,466.25
80	11/15/09	$32,606,296.60
81	12/15/09	$32,017,354.22
82	1/15/10	$31,438,468.36
83	2/15/10	$30,869,471.13
84	3/15/10	$30,310,197.36
85	4/15/10	$29,760,484.66
86	5/15/10	$29,220,173.31
87	6/15/10	$28,689,106.24
88	7/15/10	$28,167,128.97
89	8/15/10	$27,654,089.56
90	9/15/10	$27,149,838.61
91	10/15/10	$26,654,229.18
92	11/15/10	$26,167,116.77
93	12/15/10	$25,688,359.25
94	1/15/11	$25,217,816.85
95	2/15/11	$24,755,352.14
96	3/15/11	$24,300,829.95
97	4/15/11	$23,854,117.31
98	5/15/11	$23,415,083.49
99	6/15/11	$22,983,599.95
100	7/15/11	$22,559,540.20
101	8/15/11	$22,142,779.92
102	9/15/11	$21,733,196.80
103	10/15/11	$21,330,670.59
104	11/15/11	$0.00

ABFS Mortgage Loan Trust 2003-1

AVAILABLE FUNDS CAP - Schedule

Period	Date	1M Libor 1.27% (Flat)	1M Libor 15.00%
1	4/15/03	16.45	27.45
2	5/15/03	8.22	19.22
3	6/15/03	7.94	18.94
4	7/15/03	8.20	19.20
5	8/15/03	7.92	18.92
6	9/15/03	7.90	18.90
7	10/15/03	8.19	19.19
8	11/15/03	7.90	18.90
9	12/15/03	8.14	19.14
10	1/15/04	7.90	18.90
11	2/15/04	7.87	18.87
12	3/15/04	8.38	19.38
13	4/15/04	7.88	18.88
14	5/15/04	8.11	19.11
15	6/15/04	7.81	18.81
16	7/15/04	8.11	19.11
17	8/15/04	7.81	18.81
18	9/15/04	7.78	18.78
19	10/15/04	8.01	19.01
20	11/15/04	7.72	18.72
21	12/15/04	7.94	18.94
22	1/15/05	7.88	18.88
23	2/15/05	7.85	18.85
24	3/15/05	8.66	19.66
25	4/15/05	7.99	18.99
26	5/15/05	8.22	19.22
27	6/15/05	7.92	18.92
28	7/15/05	8.28	19.28
29	8/15/05	7.98	18.98
30	9/15/05	7.95	18.95
31	10/15/05	9.61	20.61
32	11/15/05	9.29	20.29
33	12/15/05	9.60	20.60
34	1/15/06	9.29	20.29
35	2/15/06	9.29	20.29
36	3/15/06	10.29	21.29
37	4/15/06	9.29	20.29
38	5/15/06	9.60	20.60
39	6/15/06	9.29	20.29
40	7/15/06	9.60	20.60
41	8/15/06	9.29	20.29
42	9/15/06	9.29	20.29
43	10/15/06	9.60	20.60
44	11/15/06	9.29	20.29
45	12/15/06	9.59	20.59
46	1/15/07	9.28	20.28
47	2/15/07	9.28	20.28
48	3/15/07	10.28	21.28
49	4/15/07	9.28	20.28
50	5/15/07	9.59	20.59
51	6/15/07	9.28	20.28
52	7/15/07	9.59	20.59
53	8/15/07	9.28	20.28
54	9/15/07	9.28	20.28
55	10/15/07	9.59	20.59
56	11/15/07	9.28	20.28
57	12/15/07	9.58	20.58
58	1/15/08	9.27	20.27
59	2/15/08	9.27	20.27
60	3/15/08	9.91	20.91
61	4/15/08	9.27	20.27
62	5/15/08	9.58	20.58
63	6/15/08	9.27	20.27
64	7/15/08	9.58	20.58
65	8/15/08	9.27	20.27
66	9/15/08	9.27	20.27
67	10/15/08	9.57	20.57
68	11/15/08	9.26	20.26
69	12/15/08	9.57	20.57
70	1/15/09	9.26	20.26
71	2/15/09	9.26	20.26
72	3/15/09	10.25	21.25
73	4/15/09	9.26	20.26
74	5/15/09	9.57	20.57
75	6/15/09	9.26	20.26
76	7/15/09	9.56	20.56
77	8/15/09	9.25	20.25
78	9/15/09	9.25	20.25
79	10/15/09	9.56	20.56
80	11/15/09	9.25	20.25
81	12/15/09	9.56	20.56
82	1/15/10	9.25	20.25
83	2/15/10	9.25	20.25
84	3/15/10	10.24	21.24
85	4/15/10	9.24	20.24
86	5/15/10	9.55	20.55
87	6/15/10	9.24	20.24
88	7/15/10	9.55	20.55
89	8/15/10	9.24	20.24
90	9/15/10	9.24	20.24
91	10/15/10	9.54	20.54
92	11/15/10	9.23	20.23
93	12/15/10	9.54	20.54
94	1/15/11	9.23	20.23
95	2/15/11	9.23	20.23
96	3/15/11	10.22	21.22
97	4/15/11	9.23	20.23
98	5/15/11	9.53	20.53
99	6/15/11	9.22	20.22
100	7/15/11	9.53	20.53
101	8/15/11	9.22	20.22
102	9/15/11	9.22	20.22
103	10/15/11	9.52	20.52
104	11/15/11	9.21	20.21

RON-AB10H
Sensitivity

Settle Date: 3/31/2003 US Treasury Curve Date: 3/18/2003

Tranche: IO (IO)										
Price	**23.00% HEP 1.27000 10%**	**30.00% CPR 1.27000 10%**	**40.00% CPR 1.27000 10%**	**50.00% CPR 1.27000 10%**	**59.00% CPR 1.27000 10%**	**60.00% CPR 1.27000 10%**	**61.00% CPR 1.27000 10%**	**62.00% CPR 1.27000 10%**	**63.00% CPR 1.27000 10%**	**PREPAY 1M_LIB CALL**
7.091795	4.00 1.03	4.00 1.03	4.00 1.03	4.00 1.03	4.00 1.03	3.97 1.03	3.86 1.03	1.88 1.03	-0.35 1.02	Yield Duration